FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2013

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Notification of Major Interest in Shares
Exhibit No. 2	Director/PDMR Shareholding
Exhibit No. 3	Publication of Final Terms - Replacement

Exhibit No. 1

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:ii	The Royal Bank of Scotland Group plc
2. Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights	x
Other (please specify):
3. Full name of person(s) subject to the notification obligation:iii	The Solicitor for the affairs of Her Majesty's Treasury
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached:v	31 January 2013
6. Date on which issuer notified:	1 February 2013
7. Threshold(s) that is/are crossed or reached:vi, vii	Crossed percentage threshold of 65%

8. Notified details:
A: Voting rights attached to sharesviii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
Number of Shares		Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Directxi	Indirectxii	Direct	Indirect
3,964,483,519		15,857,934,076	3,964,483,519	15,857,934,076		65.28%
GB00B7T77214

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration datexiii	Exercise/ Conversion Periodxiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instrumentsxv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration datexvii	Exercise/ Conversion periodxviii	Number of voting rights instrument refers to		% of voting rightsxix, xx
Series 1 class B shares	£5.00 (subject to adjustment)	-	Anytime	Up to 20,400,000,000 (depending on extent of conversion into ordinary shares)		Nominal	Delta
Up to 45.65%

Total (A+B+C)
Number of voting rights				Percentage of voting rights
36,257,934,076				81.13%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:xxi

UKFI Financial Investments Limited, a company wholly-owned by Her Majesty's Treasury, is entitled to exercise control over the voting rights which are the subject of this notification (pursuant to certain management arrangements agreed with Her Majesty's Treasury).

The solicitor for the affairs of Her Majesty's Treasury is acting as nominee for Her Majesty's Treasury.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:	Vicky Malpus, UKFI
15. Contact telephone number:	+44 (0)207 070 5942

Note: Annex should only be submitted to the FSA not the issuer
Annex: Notification of major interests in share

A: Identity of the persons or legal entity subject to the notification obligation
Full name (including legal form of legal entities)	The Solicitor for the affairs of Her Majesty's Treasury
Contact address (registered office for legal entities)	One Kemble Street, London, WC2B 4TS
Phone number & email	c/o Vicky Malpus; vicky.malpus@ukfi.co.uk; 0207 070 5942
Other useful information (at least legal representative for legal persons)

B: Identity of the notifier, if applicable
Full name	Vicky Malpus
Contact address	UKFI, 1a Cockspur Street, London SW1Y 5BG
Phone number & email	vicky.malpus@ukfi.co.uk; 0207 070 5942
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	UKFI holds power of attorney to act in TSol's name and on its behalf in connection with all meetings of shareholders held by The Royal Bank of Scotland Group

C: Additional information

For notes on how to complete form TR-1 please see the FSA website.

Exhibit No. 2

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £1.00

5. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

6. State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

7. Number of shares, debentures or financial instruments relating to shares acquired

37

8. Price per share or value of transaction

£3.39980

9. Date and place of transaction

7 February 2013

10. Date issuer informed of transaction

7 February 2013

11. Name of contact and telephone number for queries

Aileen Taylor, Group Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification

8 February 2013

Exhibit No. 3

Publication of Final Terms - Replacement

The following Final Terms are available for viewing:

Final Terms for The Royal Bank of Scotland Group plc (the "Issuer") issue of USD10,000,000 Fixed to Floating Rate Notes due 9 January 2018 (the "Notes")
under the £90,000,000,000 Euro Medium Term Note Programme of the Issuer and of The Royal Bank of Scotland plc.

The Final Terms of the Notes contain the final terms of the Notes and must be read in conjunction with the Base Prospectus dated 24 February 2012 and the supplemental Prospectuses dated 30 March 2012, 11 May 2012, 26 June 2012, 10 July 2012, 7 August 2012, 6 September 2012, 26 October 2012 and 7 November 2012 which together constitute the "Prospectus".

These Final Terms dated 11 February 2013 amend and restate the final terms dated 7 January 2013. The purpose of the amendment and restatement is to amend the period during which fixed interest is payable on the Notes from the period from and including the Issue Date to but excluding the Interest Payment Date falling on or nearest to 9 January 2014 to the period from and including the Issue Date to but excluding the Interest Payment Date falling on or nearest to 9 January 2015.

To view the Final Terms for the Notes, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6311X_-2013-2-11.pdf

A copy of the above Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do.

For further information, please contact:

Greg Case
Debt Investor Relations
The Royal Bank of Scotland Group plc
280 Bishopsgate
London EC2M 4RB

TEL:   + 44 20 7672 1759
FAX:  + 44 20 7672 1801

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are one of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 February 2013

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary